

February 10, 2012

Via E-mail
Pal Seung Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd.
203 Hoehyon-dong 1-ga, Chung-gu
Seoul 100-792, Korea

      Re: **Woori Finance Holdings Co., Ltd.**
                 Form 20-F for Fiscal Year Ended December 31, 2010
                 Filed June 27, 2011
                 File No. 001-31811

Dear Mr. Lee:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Suzanne Hayes
                       Suzanne Hayes
                       Assistant Director